Filed by Noble Energy, Inc.
(Commission File No. 001-07964)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Patina Oil & Gas Corporation
(Commission File No. 001-14344)

Charles D. Davidson, the President and Chief Executive Officer of Noble Energy, Inc., delivered a presentation at the IPAA New York Oil and Gas Investment Symposium on Wednesday, April 20 at 3:20 p.m. Eastern time. A transcript from that presentation is provided below.

Safe Harbor Statement

This transcript may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s business that are detailed in its Securities and Exchange Commission (“SEC”) filings.

Additional Information

In connection with the proposed merger (the “Merger”), Noble Energy has filed with the SEC a Registration Statement S-4 (Registration Number 333-122262) that contains the joint proxy statement/prospectus regarding the transaction. Investors and security holders of Noble Energy and Patina Oil & Gas are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on S-4.

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Noble Energy, Inc.

IPAA Conference

April 20, 2005

>> Operator:

Next up is Noble Energy. Chuck Davidson, who is the President and CEO will be presenting for Noble.

>> Mr. Charles Davidson:

Thank you, Bill. Certainly good to be at IPAA and with me is Greg Panagos. He will be joining me at the breakout session. I would start out by just saying that our presentation does include a number of forward-looking statements, and for description of some of the risks... and back up one more, please... some of the risks and potential limitations regarding forward-looking statements, I refer you to this page as well as some of the things in our various SEC filings.

Also, as many of you know, recently we announced a merger with Patina Oil & Gas, and we filed a joint proxy statement and prospectus that contains important information regarding this information. It was deemed effective by the SEC on April 11th and both companies have scheduled special shareholder meetings for May 11th. Because this has become effective, we have also posted a revised slide on Noble Energy’s website that contains additional information on the proposed merger and where to find it, and I would refer you to that as well.

In opening, I’d say that these are certainly extremely exciting times. Not only for our industry but also for Noble Energy. The importance and value of energy and the importance and value of companies that can efficiently find and produce energy have certainly become focal points for investors over these past few years, and I would say that it cannot come at a more perfect time for our company as we have rebuilt and positioned ourselves for a superior performance, really, in a new energy era.

There are a lot of things that have changed over the past years. I won’t go through all of these, but if you look back four years ago, we’re really in the midst of a major expansion into the international arena, a direction that had high risk for a company of our size, but it really had some tremendous opportunities as well. We got a great start by sanctioning Israel that year and also starting up our Methanol plant. Our work continued in 2002. We put in a new organizational structure at that time and began rebuilding our exploration process.

The momentum continued in 2003. We sold non-core domestic assets. We started up our project in Bo Hai Bay, and I would say it truly came together last year with very strong production growth, both domestic and international, another deepwater discovery that went under development and finally at the end of the year, announcing that Patina Oil & Gas would be joining Noble Energy.

I would say that it’s going to be hard to ignore us as we continue to put numbers on the board, numbers that certainly we believe would be very differential for our industry. Results do speak for themselves. If you look at where we’ve been, we’ve had strong production growth, 16% last year, which, of course, when you couple that with very strong commodity prices that we’ve been realizing, that leads to very strong growth and discretionary cash flow.

Now, for many companies, that’s where the story ends, but I would say for us, it’s just the beginning at that point. Back in 2003, we had told investors that we intended to improve our cost structure for better efficiency and enhancements in our portfolio. This chart shows that total unit costs, which included operating and SG&A, as well as DD&A versus a broad universe of peers, and you can see back in 2003, we’re in the bottom quartile. But we reduced our costs in 2004 versus a peer group that basically increased and experienced higher costs and, based on several analysts’ projections for 2005, Noble Energy will have moved from the fourth quartile to the best quartile in overall cost structure in just a couple of years. So the results are not rocket science. You take growing production. You take growing commodity prices. You take growing margins to improve costs, and it generates very dramatic growth in earnings and returns, and that’s a great business model.

In today’s world, you never say that the puzzle is completed, but we certainly filled in most of the pieces through the past several years, and I would add clearly that the last objective that we set out will be filled with Patina. So why Patina Oil & Gas?

For several years, we’ve been saying that we needed to strengthen our domestic asset base. We’re still too concentrated in the short-lived Gulf of Mexico, and we were too bent on exploration. In addition, the international success that we’re enjoying was rapidly growing in that position and, as a result, we at the end of last year had over 70% of our reserves overseas.

A combination with Patina really addresses all of our issues. Patina’s multi-year inventory of low-risk exploration projects that are concentrated in the Mid-continent and the Rockies areas rebalances domestic reserves reducing our dependence on domestic. Growth increases 60% from 6 years to over 9 years in life and the addition of Patina will add two new onshore core areas for us and will bring to us their significant expertise in reservoir development, an area where we and the industry see tremendous potential in the future.

The combination of Noble Energy and Patina Oil & Gas results in a single company with outstanding assets with visible growth for several years. More importantly, this combined company will have a real depth of technical and operational expertise with a track record of success in a diversity of basins throughout the world, and we believe this will certainly have a competitive advantage for us going ahead.

The next two slides really show how the portfolio has been strengthened and risk mitigated through the combination of these companies. These are full-year pro-formas. Although you have to keep in mind for 2005, we’ll only end up with a part of a year, but then keeping it to a comparable base. If you look back on 2004 and the combined companies on a pro-forma basis would have had 49% of their production from the U.S. onshore and Gulf of Mexico would be down to 23%. With the shelf less than 20%, and I would add for Noble Energy, if you go back just a few years, at that time, we had almost 70% of production coming from the Gulf of Mexico shelf. It’s been quite a change.

When you look at our capital program, you can see the change is even more dramatic. Here, we see really the results of several initiatives. One being that we have taken and expanded our U.S. onshore position, and that dramatically is shown here. Not only as a result of Patina, but as part of our own investments, international capital expenditures have declined. Some because we have been completing some projects as we go forward, but it still remains a resolved and dominant part of our program. Key words that I think of here when I look at the slide is greater balance, greater diversity and reduced risks.

Patina’s activity is focused primarily in four areas, in the Rockies and Mid-continent regions in the U.S. These are very long-lived assets, deep-inventory projects. We currently assess the inventory of some 10,000 projects that represents about 7 years of inventory. Many of these will allow us to access the substantial, probable and possible resources we identified during the evaluation phases of Wattenberg in the D-J basin as a wonderful example. 750 projects are planned this year for drilling and those projects make up a third of this program with recompletions about another 25%. Mid-continent plans about 230 projects a year with 70% of those being drilling.

An important part of this transaction is the synergies that we get between the companies as we combine our technical and operational expertise. We had already been growing our Rockies’ position. By shifting these programs, the Patina staff will gain access to their significant exploration expertise, thus enhancing the value of our own portfolio as well in that area.

At this point, I want to shift gears and talk a little bit about Noble Energy outside of Patina and other areas of our company. We continue with a very active program along the onshore Gulf Coast. There, we have a significant advantage. We possess about 12,000 square miles of 3D data. As a result, we really don’t see any slackening of the drilling activity that we’ve had underway there for several years.

What is different is we’re pursuing some deeper horizons, some prospects that really have exciting outside potential. We have taken a more regional focus as we look at the deep basins and the Gulf Coast. That’s really led to some of these opportunities. Onshore this year, we’re testing three unique prospects. Noble operates all three. First one will be South Lake Arthur Deep. We’re moving a rig on there in the next few days. It’s a 20,000 foot Miogyp/Marg Tex test that is a legitimate 100 Bcfe plus prospect onshore Gulf Coast. Mitchell Bayou is a 19,000 foot Miogyp test and Cochon Bay is a 15,000 foot Marg Tex/Cib Haz test.

So, again, three important prospects that have come out of a new regional approach that we have been taking in the Gulf Coast basin. Offshore, our deeper drilling on the shelf is concentrated more in the eastern area in Viosca Knoll. In that area, we have been very unique. Over the past several years, Noble Energy and its partner drilled some 20 wells in the carbonate. This is in the James Lime, with a very good success rate. Almost 60%. Even though these wells are 15,000 feet in depth, in this particular area of Gulf, the dry hole costs are very reasonable, around $5 million. Several of these are noted on the map, but I think perhaps the most interesting is one that’s actually below the James Lime and it’s in the Cotton Valley. It’s called Cadillac. This is a 25,000-foot Cotton Valley test that is — the drilling is actually underway right now. The well is below 19,000 feet. We have a 20% in this and, at last count, there were six companies that had a position. This prospect is, as you can see, surrounded by a very significant acreage position, and we believe that the P-50 resources on this prospect easily exceed several hundred billion cubic feet equivalent.

Deepwater exploration development remains very active for us this year. Prospects for this year are highlighted in red. I would say the Little Burn and Conquest noted on the map, they’re already approved and on the drill schedule. We would expect both of those to spud either in the second quarter, this quarter, or the next quarter, and we’re currently in our outrated drilling, we’re drilling a development well in Lorien and following that with Sable or Slam Deep or North Gemini.

Of the $330 million we expect to invest in the Gulf of Mexico this year, over 200 million will be going into deepwater. A significant portion of this will be for the development of three deepwater discoveries at Swordfish, Lorien and Ticonderoga. Swordfish is moving very well, and we expect first production this quarter, perhaps late May or June with our net production out of Swordfish totaling some 10,000 barrels a day equivalent. Lorien was sanctioned earlier this year. As I mentioned earlier, we are drilling a development well there, and we would expect that Lorien, which will be a two-well subsea highback, will be coming on production in the beginning of the second quarter next year, and finally, Ticonderoga is moving ahead nicely. That was a discovery last year, some 30 to 50 million barrels oil equivalent gross resources. We and our partner each own 50% and Ticonderoga, that is scheduled to be tied back to Constitution, is scheduled to start up in mid-2006.

So if you look at that just for deepwater alone, the cumulative effect of these three developments is very significant to our company. As you can see, our deepwater production will be increasing from 6,000 barrels a day equivalent to over 25,000 barrels a day equivalent in 2006 and 2007.

Certainly an area that’s differentiated Noble Energy and continues to differentiate us is the performance of our international portfolio. Reserves and production have been rapidly growing as we’ve been developing some very unique, long-lived international projects.

Israel has now moved into its second year of production. It averaged around 115 million cubic feet of gross gas sales in its first year last year, and it’s expected to average over 150 million this year with further upside possible. Our primary customer, that is Israeli Electric, has now completed a pipeline up the coast to Tel Aviv, and they expect to start purchasing gas for the Redding plant there at Tel Aviv a little bit later this year and then in early ‘06 for the Hagit plant. It continues to move forward. We’re very excited about the growth potential that we have in Israel.

In late 2002, we started up our gas power project in Ecuador. Just as update on that, last year, we generated over $30 million in cash flow, and more importantly, that’s equivalent to monetizing our gas reserves at over $4 an Mcf. That’s monetizing them as significant value and in an area that many people thought were stranded gas that had no market. I just return from Equatorial Guinea, and I continue to be impressed about the scale and the scope of our project there. It truly defines the term “legacy.” When we first entered Equatorial Guinea in the 1990s, it was viewed as a marginal field, and today it’s a billion barrel equivalent giant.

This development is a major asset and has included several phases of expansions of production in the field as well as the construct of a world-scale Methanol plant. The Methanol business has just been outstanding this past year, and it continues on in 2005. With us monetizing our gas in Equatorial Guinea last year at approximately $5 MCF.

We also announced that we were awarded two additional concessions in Equatorial Guinea. We operate both of them. They’re Blocks O and I. Block O is an exciting opportunity. It’s over 400,000 acres, and it’s only ever had one well ever drilled on it. We have two 3D sizing surveys. We’ve done a lot of reprocessing of the data. We’re excited about the prospects. We’re now contracted for the rig and drilling in the third quarter on block O. And the production just continues to go in Equatorial Guinea. It’s not predicted to stop growing. We will jump further with the start-up of phase 2-B of the production facilities this year. Also last year, we approved gas sales to an LNG project that’s expected to start taking gas in 2007.

In the North Sea, we’re now participating in two projects there that are moving ahead well. I would note on the one, Dumbarton, and is expected to be sanctioned in the third quarter of this year. And finally in China, our development in the Bo Hai Bay is doing nicely. We had record production levels of over 900 barrels a day gross production at the beginning of this year.

Through our drilling program, we identified additional reservoirs that have set it up that plan to double the well capacity of the field over the next two years. I think, in summary, we find ourselves in an outstanding position. The international growth projects have been effectively executed which has help build the legacy portfolio and more importantly, now it allows us to use our international expertise to secure new opportunities. The reengineering of our domestic program has been extremely successful and will be fully secured with the addition of the Patina Oil & Gas.

As a result, as we truly eagerly move forward, we’ll soon be a much larger company with a financial, with a technical, and certainly with the operational expertise to pursue a broad array of opportunities, whether here in the United States or in the world. So we believe we present a very exciting opportunity for investors. I know that we’re extremely excited and we believe that the future holds a lot for us.

Again, it’s a real pleasure to be here at IPAA, and I thank you for attending our session. I believe we’ll be at a breakout session immediately after this. Thank you.

[ Applause ]

>> Noble has their breakout in Liberty Number 2.

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